FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934




                                  INFOVISTA SA
                                  ------------
             (Exact Name of Registrant as Specified in its Charter)

                6, rue de la Terre de Feu, 91940 Les Ulis, France
                -------------------------------------------------
                    (Address of principal Executive Offices)





     (Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

                           Form 20-F__X__                     Form 40-F_____


     (Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of
1934)

                           Yes_____                           No__X__


     (If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): __________)

                                   ENCLOSURES


     InfoVista SA (the "Company") is furnishing under cover of Form 6-K a press release dated April 24th, 2002 announcing unaudited third quarter FY 2001/2002 results.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            INFOVISTA SA

Dated:  April 30th, 2002                    By : /s/ ALAIN TINGAUD
                                            Alain TINGAUD
                                            Chairman and Chief Executive Officer

INFOVISTA  ANNOUNCES  THIRD  QUARTER  RESULTS IN LINE WITH GUIDANCE AND AHEAD OF
--------------------------------------------------------------------------------
MARKET CONSENSUS
----------------

PARIS,  FRANCE and New York - April 24, 2002 - InfoVista (NASDAQ:  IVTA, Nouveau
Marche: 7667), a global provider of service assurance software solutions today reported financial results for its third quarter ended March 31, 2002. Total revenue increased 11% from the same quarter last year to (euro)7.8 million. Adjusted net loss for the quarter improved to (euro)1.1 million, or (euro)0.06 per share, as compared to (euro)1.5 million or (euro)0.08 per share in the quarter ended March 31, 2001.

"I am pleased with the successful completion of our third quarter, in which we have again accomplished the goals we set out to achieve. We have grown revenues in line with our previous guidance, and even slightly above market expectations. This quarter's results were driven by excellent growth in our European markets. In the US, we witnessed a longer than anticipated sales cycle, particularly within the Service Provider market," commented Alain Tingaud, Chairman and Chief Executive Officer of InfoVista. "Our recently launched solutions have proven both their technical leadership and the ability to accurately anticipate and respond effectively to market needs, particularly within the Enterprise market," Tingaud said.

Strong Growth in Enterprise Market
----------------------------------
Over the last two quarters, InfoVista launched various new products, including VistaNext, the first of the Company's newly announced plug and play solution strategy, and VistaPortal. During the third quarter, the Company witnessed a marked increase in Enterprise customer revenues, which grew significantly by 31% over the previous quarter, and an impressive 153% over the same period last year. This quarter's wins include large financial institutions such as Fannie Mae and Banque Populaire, demonstrating the confidence shown by leading enterprises in InfoVista's targeted solutions.

Quarter Highlights
------------------
Financial
o    Total revenues increased to(euro)7.8 million
o    Adjusted net loss improved to(euro)1.1 million
o    Gross margins improved to 78.1%
o    DSO stood at 99 days
o Total operating costs increased slightly to (euro)8.2 million due to stringent cost controls, particularly within G&A expenses
o    Financial position remains strong,  with cash and marketable  securities of
     (euro)59.3  million,  or (euro)2.99 per  outstanding  share as of March 31,
     2002

Customers

o Total number of customers increased to 517. New customers during the quarter included:
     o    North America: Fannie Mae and US Department of Justice
     o    Europe: Amena and Spherion
     o    Asia Pacific: Acasia and Infocom
o Revenues from the Service Provider market contributed 62% to total revenues, while Enterprise revenues represented 38%, representing a gain of 31% over last quarter within Enterprise revenues
o The European, American and Asian markets represented 61%, 32% and 7% of total revenues, respectively, for the quarter ended March 31, 2002
o Revenues from Software License contributed 60% to total revenues, while Service revenues contributed 40%
o Revenues from Direct channels contributed 70% to total revenues, while Indirect sales channels contributed 30%

Investing for the Future
------------------------
North America represents a key market for InfoVista, and in line with the initiatives announced last quarter, the Company is taking a number of key steps to ensure it is well positioned to take advantage of any recovery in the US economic environment.

InfoVista has brought Joseph Bergera on board as Vice President of Worldwide Marketing, based in the US. Joseph was previously responsible for worldwide market strategy at Astrolink and has held senior marketing positions at many other leading technology firms (see separate press release issued today for more details).

In order to better serve key customers in the US and build further upon its strong network of partners, InfoVista's US headquarters are being relocated to New York, NY from Columbia, MD. Existing key customers in the New York area include companies such as AT&T, MCI/UUnet, Pfizer and Net2Phone.

InfoVista has also recently appointed McKinsey, the leading management consultancy, to help assess the Company's global strategy and positioning going forward. US and European teams have been selected within McKinsey and will be working with InfoVista executives and employees in two offices - in the US and France - over the next three months to develop a three year strategic plan that includes execution and implementation.

Consistent with the Company's philosophy of productivity and efficiency improvement, InfoVista will be investing in various platforms within the R&D organization. These include Rational, a software development platform that will automate the Company's overall product life cycle.

Market Outlook and Guidance for the Fiscal Year
-----------------------------------------------
"Despite difficult market conditions, we believe that fiscal year revenue at the bottom end of the guidance we gave at the close of the first quarter is still achievable, but by no means easily," stated Tingaud. "We remain confident in continuing our strong growth in Europe, though the issues we've experienced in the US market over the last few quarters could continue to affect our revenue for the fiscal year. Nonetheless, I am convinced that the concrete actions we have already initiated to strengthen our US teams, along with our 3 year strategic plan, will place us in prime position to capitalize upon future market opportunities in the US as well as in Europe," commented Tingaud.

Conference  Call  InfoVista  will host a  conference  call  today at 11:00  a.m.
(EST)/4:00 p.m. (UK)/5:00 p.m. (Continental Europe). To dial into the call, please use the numbers below:

From the US: (913)981-5508
From the UK and Continental Europe: +44 (0) 141 567 5311

A replay of the teleconference will be available shortly after the end of the conference call for one week at the numbers below:

From the US: (719)457-0820
From the UK and Continental Europe: +44 (0) 141 566 8866
US Passcode: 410731
UK/European Client ID #: 593, Passcode #: 106

InfoVista's third quarter earnings conference call will be available online through www.infovista.com or at www.streetfusion.com. The live webcast will begin at 11:00 a.m. (EST) / 4:00 p.m. (UK) / 5:00 pm (Continental Europe) on Wednesday, April 24, 2002 with the replay beginning shortly after the completion of the live call. This replay will be available for 7 days.

About InfoVista
---------------
InfoVista is a leading global provider of service assurance software solutions, which helps customers maximize return on investment from their Information
Technology (IT) infrastructure. InfoVista's software monitors, analyzes and reports on the performance, availability and quality of service of IT infrastructure components, including networks, systems and applications. InfoVista's target customers include telecommunications companies, Internet service providers and other IT-intensive organizations such as financial services companies and large multinationals. Representative customers are Cable & Wireless, Cingular, Deutsche Telecom, SingTel, British Telecom, France Telecom, UUNET, Wachovia, Banques Populaires, Banque de France, Nestle, Shell and BASF. InfoVista stock is traded on the NASDAQ (IVTA) and the Nouveau Marche (InfoVista 7667). InfoVista was recently ranked number 4 in the Deloitte & Touche Technology Fast 50 Program in France and received a special award from Euronext for the quality of its financial information. For more information about the company, please visit www.infovista.com.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: Except for historical information contained herein, the matters discussed in this news release are "forward looking statements." These statements involve risks and uncertainties which could cause actual results to differ materially from those in such forward-looking statements; including, without limitation, risks and uncertainties arising from the rapid evolution of our markets, competition, market acceptance of our products, our dependence upon spending by the telecommunications industry and our ability to develop and protect new technologies. For a description of other factors which might affect our actual results, please see the "Risk Factors" section and other disclosures in InfoVista's public filings with the US Securities & Exchange Commission and French Commission des Operations de Bourse. Readers of this news release are cautioned not to put undue reliance on any forward-looking statement. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

             InfoVista is a registered trademark of InfoVista, S.A.
                                      # # #



                                         CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (In thousands, except for share and per share data)

                                                  ---------------------------------------------------------------------
                                                     For the nine months ended      For the three months ended March
                                                             March 31,                             31,
                                                  ---------------------------------------------------------------------
                                                       2002             2001             2002               2001
                                                  ---------------- ---------------  ----------------- -----------------
                                                    (unaudited)     (unaudited)       (unaudited)       (unaudited)
Revenues
     License revenues                             (euro)   13,902  (euro)   14,006  (euro)     4,694  (euro)     5,015
     Service revenues                                       8,169            5,471             3,139             2,023
                                                  ---------------- ---------------  ----------------- -----------------
Total revenues                                             22,071           19,477             7,833             7,038

Cost of revenues
   Costs of licenses                                          755              551               246               241
   Costs of services (exclusive of non-cash
   compensation expense of(euro)75,(euro)104,(euro)10
   and (euro)37, respectively)                              4,409            4,157             1,470             1,667
                                                  ---------------- ---------------  ----------------- -----------------
Total cost of revenues                                      5,164            4,708             1,716             1,908

                                                  ---------------- ---------------  ----------------- -----------------
Gross profit                                               16,907           14,769             6,117             5,130
                                                  ================ ===============  ================= =================

Operating expenses
   Sales and marketing expenses (exclusive of
   non-cash compensation expense of(euro)104,(euro)
   258,(euro)27 and(euro)78, respectively)                 12,546           12,255             4,405             4,188
   Research and development expenses (exclusive
   of non-cash compensation expense of(euro)43,(euro)       5,282            3,246             1,945             1,336
   112, (euro) 10 and(euro)39, respectively)
   General and administrative expenses
   (exclusive of non-cash compensation expense              5,222            5,565             1,681             1,866
   of (euro)37,(euro)1,585,(euro)7 and
   (euro)39, respectively)

   Stock compensation expense                                 259            2,059                54               193
   Restructuring costs                                        924                -                 -                 -
   Amortization of goodwill                                    -               166                 -               125
   Amortization of intangible assets                          285              127                95                95
                                                  ---------------- ---------------  ----------------- -----------------
Total operating expenses                                   24,518           23,418             8,180             7,803

                                                  ---------------- ---------------  ----------------- -----------------
Operating loss                                             (7,611)          (8,649)           (2,063)           (2,673)
                                                  ================ ===============  ================= =================

Other income (expense):
   Interest income                                          1,687            2,328               487               771
   Net foreign currency transaction gains (losses)            (19)           1,236                29               151
   Income from administrative fee                             312                -               312                -
   Other income (expenses)                                   (104)              (3)              (35)                2

                                                  ---------------- ---------------  ----------------- -----------------
Loss before income taxes and minority interests            (5,735)          (5,088)           (1,270)           (1,749)
                                                  ================ ===============  ================= =================

Income tax (expense) benefit                                    2                -                (5)               -
Minority interest                                              34               74                34               (12)
                                                  ---------------- ---------------  ----------------- -----------------
Net loss                                          (euro)   (5,699) (euro)   (5,014)   (euro)  (1,241) (euro)    (1,761)
                                                  ================ ===============  ================= =================

                                                  ---------------- ---------------  ----------------- -----------------
Adjusted net loss                                 (euro)   (4,212) (euro)   (3,898)   (euro)  (1,121) (euro)    (1,499)
                                                  ================ ===============  ================= =================

Basic and diluted loss per share                            (0.29)           (0.27)            (0.06)            (0.09)

Adjusted basic and diluted loss per share                   (0.21)           (0.21)            (0.06)            (0.08)

Basic and diluted weighted average shares              19,693,762       18,736,100        19,800,604        19,095,736
outstanding

              RECONCILIATION BETWEEN NET LOSS AND ADJUSTED NET LOSS
               (In thousands, except for share and per share data)



InfoVista provides adjusted net loss and adjusted net loss per share data to assist investors in their analysis of our operating results. These adjustments are not in accordance with, or an alternative for, generally accepted accounting principles (GAAP) and may be different from the presentation of financial information provided by other companies. Adjusted net income and earnings per share as well as US GAAP net income and earnings per share are presented in the consolidated statements of operations that accompany this press release.


                                                  --------------------------------------------------------------------
                                                      For the nine months ended        For the three months ended
                                                              March 31,                         March 31,
                                                  --------------------------------------------------------------------
                                                       2002              2001            2002              2001
                                                  ---------------- ---------------  ---------------- -----------------
                                                    (unaudited)      (unaudited)      (unaudited)      (unaudited)
                                                  ---------------- ---------------  ---------------- -----------------
Net loss                                          (euro)  (5,699)  (euro)   (5,014) (euro)  (1,241)  (euro)   (1,761)
                                                  ================ ===============  ================ =================

 As adjusted net loss is exclusive of the following
 charges:
   Stock compensation expense                                259             2,059              54               193
   Restructuring costs                                       924                 -               -                 -
   Amortization of goodwill                                    -               166               -               125
   Amortization of intangible assets                         285               127              95                95
   Net foreign currency transaction gains (losses)            19            (1,236)            (29)             (151)

                                                  ---------------- ---------------  ---------------- -----------------
Net effect on adjusted net loss                   (euro)   1,487   (euro)    1,116  (euro)     120   (euro)      262
                                                  ================ ===============  ================ =================

                                                  ---------------- ---------------  ---------------- -----------------
Adjusted net loss                                 (euro)  (4,212)  (euro)   (3,898) (euro)  (1,121)  (euro)   (1,499)
                                                  ================ ===============  ================ =================



                                         CONSOLIDATED BALANCE SHEETS
                             (In thousands, except for share and per share data)


                                                               --------------------------------------------
                                                                                  As of
                                                               ---------------------  ---------------------
                                                                 March 31, 2002          June 30, 2001
                                                                   (unaudited)
ASSETS

Cash and cash equivalents                                      (euro)       53,372    (euro)       62,904
Marketable equitable securities                                              5,883                      -
Trade receivables, net of allowance of(euro)347 and(euro)632,                8,638                  9,289
respectively)
Prepaid expenses and other current assets                                    2,087                  2,565
                                                               ---------------------  ---------------------
     Total current assets                                                   69,980                 74,758

Fixed assets, net                                                            4,814                  4,758
Licensed technology and advances, net                                        1,387                  1,568
Goodwill and other purchased intangible assets, net                          2,854                  3,139
Deposits and other assets                                                      820                    777
                                                               ---------------------  ---------------------
     Total non current assets                                                9,875                 10,242

                                                               ---------------------  ---------------------
Total assets                                                   (euro)       79,855    (euro)       85,000
                                                               =====================  =====================

LIABILITIES & STOCKHOLDERS' EQUITY

Trade payables                                                 (euro)        3,510    (euro)        3,708
Current portion of long-term debt                                              564                    259
Accrued salaries and commissions                                             2,103                  1,526
Accrued social security and other payroll taxes                                914                    763
Deferred revenue                                                             3,907                  4,465
Other current liabilities                                                    1,713                  1,262
                                                               ---------------------  ---------------------
     Total current liabilities                                              12,711                 11,983

Long-term debt                                                                   -                    305
Other long term liabilities                                                     76                    143
Commitments and contingencies
                                                               ---------------------  ---------------------
     Total non-current liabilities                                              76                    448

Minority interest                                                                -                      -

Stockholders' equity
Common stock, par value of(euro)0.54 per share (19,855,686 and
19,641,414 shares authorized and issued, and 19,848,933 and
19,634,661 shares outstanding)                                              10,722                 10,606
Capital in excess of par value of stock                                     85,823                 85,717
Accumulated deficit                                                        (28,379)               (22,680)
Unrealized losses on available for sale securities                            (117)                     -
Cumulative translation adjustment                                             (815)                  (603)
Deferred compensation                                                          (94)                  (399)
Less common stock in treasury (6,753 and 6,753 shares)                         (72)                   (72)
                                                               ---------------------  ---------------------
     Total stockholders' equity                                             67,068                 72,569

                                                               ---------------------  ---------------------
Total liabilities and stockholders' equity                     (euro)       79,855    (euro)       85,000
                                                               =====================  =====================

